# Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04024338

RECEIVED APR 12 2004

SUPPL

16 March 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Enc.

4/20

# Directors' Report

# Review of Operations

# Half Year Ending 31 December 2003



Cue Energy Resources Limited announce an operating surplus after tax, of $427,000 for the half year ended 31 December 2003.

**Highlights of the year**

***Papua New Guinea***

- Revenue for the half year from SE Gobe oil production was US$1,888,777 and equated to 63,738 barrels.
- Gas to Methanol study substantially completed.

***Indonesia***

- Gas Sales Agreement signed for the sale of all Oyong gas to PT Indonesia Power at Grati.
- Oyong plan of development completed and submitted for government approval.
- Engineering, Procurement, Construction and Installation contracts for Oyong development released for bidding. Bids are expected in February 2004.
- The Mangga -1 well encountered a sub-commercial 12 metre net gas column in the Mundu Formation.

## 1. Production

Cue's oil production revenue received during the half year from the SE Gobe field in Papua New Guinea was US$1,888,777 and equated to 63,738 barrels. Cue did not have any hedging arrangements in place during the quarter.

## 2. Development Activity - Oyong field - Cue Interest 15%

### Oyong Background

The Oyong oil and gas field lies within the Sampang PSC in the Madura Strait, offshore East Java, Indonesia.

The Oyong field was discovered in mid 2001 and has over 120 billion cubic feet of proven and probable natural gas reserves and an estimated 8 million barrels of proven and probable recoverable oil reserves from the approximately 80 million barrels of oil estimated to be in place.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars 2005.

Oyong is in 45 metres of water, 60 kilometres north east of PT Indonesian Power's 766 Megawatt open and combined cycle gas turbine facility at Grati, Indonesia. The gas is expected to be produced from the field at a minimum rate of 40 million cubic feet of gas per day. The combined gas and oil flow stream will be processed onshore at a facility which will be established adjacent to the Grati Power station.

First production is expected to commence in the second half 2005.

During the half year, substantial progress was achieved towards development of the field. A plan of development has been prepared and submitted to the Indonesian authorities for approval. Platform location and pipeline route surveys and seafloor boring has been completed and environmental impact studies are almost completed.

The front end engineering and design for field development (FEED) has been completed and engineering, procurement, construction and installation (EPCI) contracts have been released for bidding, with bids expected in February 2004.

Detailed discussions have been held with various banks interested in providing project finance for Cue's share of the capital cost of the development. Cue's share is currently estimated to be around A$25 million.

Discussions have also been held with several parties on letters of credit and other financial instruments with a view to securitizing payments made by the purchaser under the Gas Sales Agreement.

When developed, the Oyong field will provide Cue with significant additional discretionary cash flow.

## 3. Exploration Activities

In Papua New Guinea, Oil Search entered into an agreement with Itochu Corporation of Japan to undertake a feasibility study into the potential for using natural gas for manufacturing methanol. The natural gas feedstock would be partially supplied by the Kimu gas field in which Cue has a 10.72% interest.

Kimu is estimated by Oil Search to contain in excess of 1 trillion cubic feet of recoverable gas with Cue's share being 107 billion cubic feet.

In Indonesia, the Mangga -1 well, which is located in the western portion of the Sampang contract area, penetrated a 12 metre net gas column at the top of the Mundu Formation objective. Other oil and gas shows below the column were evaluated as non commercial by co-venture elpaso on a sole risk basis. The well was consequently plugged and abandoned.

The Jeruk -1 well began drilling on 21 November, 2003. Jeruk -1 is located 35 km WSW of the Oyong field and 40 km SE of Surabaya and is being drilled by Santos Ltd on a sole risk basis. Cue declined to join the sole risk. Cue retains its rights to participate in any appraisal or development subject to a sole risk premium.

## DIRECTORS

The names of the Directors of the Company in office during the six months to 31 December 2003 and until the date of this report are :

E G Albers
R Tweedie
K Hoolihan
L Musca

Signed in accordance with a resolution of the Directors

By Order of the Board

Cue Energy Resources Limited
A.B.N. 45 066 383 971

# Supplementary Reports

## Half Year to 31 December 2003

**SUPPLEMENTARY APPENDIX 1**

(3) DIRECTORS' DECLARATION

In the opinion of the directors of Cue Energy Resources Limited;

(1) The financial statements and notes, set out on pages 1 to 11 of the Preliminary Half Year Report, Appendix 1, comply with the accounting standards issued by the Institute of Chartered Accountants of New Zealand, and

(2) The financial statements for the six months to 31 December 2003 and the notes to those financial statements give a true and fair view of the financial position and performance of the company; and

(3) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors dated 16 March 2004 and is signed for and on behalf of the Board of Directors by the Company Secretary.

(4) AUDITOR'S REVIEW

The Auditor's Review Report for the Half Year to 31 December 2003 is attached.

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Andrew Knox

Andrew Knox 16 March 2004

## APPENDIX I (Rule 10.4)

## PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

## CUE ENERGY RESOURCES LIMITED

### For Half Year Ended 31 December 2003

(referred to in this report as the "current half year")

Preliminary **half year** report on consolidated results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and **gives** a true and fair view of the matters to which they relate and is based on accounts subjected to audit review.

If the report is based on audited accounts, a statement is required of any material qualification made by the auditor is to be attached.

The Listed Issuer **has** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

| | | CONSOLIDATED OPERATING STATEMENT | | |
|---|---|---|---|---|
| | | Current half year $NZ'000 | Up/Down % | Previous corresponding half year $NZ'000 |
| 1 | **OPERATING REVENUE** | | | |
| (a) | Sales revenue | 3,399 | (10) | 3,778 |
| (b) | Other revenue | 31 | (57) | 72 |
| (c) | Total operating revenue | 3,430 | (11) | 3,850 |
| 2(a) | **OPERATING SURPLUS/(DEFICIT) BEFORE UNUSUAL ITEMS AND TAX** | 586 | 162 | 224 |
| (b) | Unusual items for separate disclosure | - | - | - |
| **(c)** | **OPERATING SURPLUS/(DEFICIT) BEFORE TAX** | 586 | 162 | 224 |
| (d) | Less tax on operating profit | 159 | (25) | 212 |
| (e) | Operating surplus/(deficit) after tax but before minority interests | 427 | 3,458 | 12 |
| (f) | Less minority interests | - | - | - |
| (g) | Equity earnings [detail in item 19 below] | - | - | - |
| **(h)** | **OPERATING SURPLUS/(DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER** | 427 | 3,458 | 12 |
| 3(a) | Extraordinary Items after tax [detail in 6(a) below] | - | - | - |
| (b) | Less Minority Interest | - | - | - |
| (c) | Extraordinary items after tax attributable to Members of the Listed Issuer | - | - | - |
| 4(a) | **TOTAL OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]** | 427 | 3,458 | 12 |
| (b) | Operating Surplus/(Deficit) and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above] | - | - | - |
| (c) | **OPERATING SURPLUS/(DEFICIT) AND** | 427 | 3,458 | 12 |

## 5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR HALF YEAR

**# Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on report (loss)**

| | CONSOLIDATED | |
|---|---|---|
| | Current half year $NZ'000 | Previous Corresponding Half year $NZ'000 |
| (a) Interest revenue included in Item 2(a) above | 31 | 72 |
| (b) # Interest revenue included in 5(a) above but not yet received | 4 | 14 |
| (c) Interest expense included in Item 2(a) above (include all forms of interest, lease finance charges, etc.) | - | - |
| (d) # Interest costs excluded from 5(c) above and capitalised in asset values | - | - |
| (e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles | 1,739 | 1,885 |
| (f) Depreciation including all forms of amortisation and writing down of property/investment | 1,079 | 1,377 |
| (g) Write-off of intangibles | - | - |
| (h) Unrealised changes in value of investments | (454) | 116 |

## 6(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

Items of revenue or expense which are of such size and incidence or such nature that their disclosure is necessary to explain the performance of the entity - as required by FRS9

| Details and Comments | GROUP - CURRENT HALF YEAR | | |
|---|---|---|---|
| | **Before Tax $NZ'000** | **Related Income Tax $NZ'000** | **After Tax $NZ'000** |
| **Unusual Items** | - | - | - |
| **Total Unusual items** | - | - | - |
| **Extraordinary Items** | - | - | - |
| **Total extraordinary items** | - | - | - |

**6(b) COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current half year Sales revenue affected by lower production and adverse exchange rate.

ii. Significant trends or events since end of current half year Nil

iii. Changes in accounting policies since last Annual Report and/or last Half Yearly Report to be disclosed Nil

7. **EARNINGS PER SHARE**

| | CONSOLIDATED | |
|---|---|---|
| | Current half year NZ | Previous Corresponding half year NZ |
| Earnings in cents per ordinary share based on the weighted average number of shares on issue during the period and Operating *profit (loss) after tax attributable to members of Listed Issuer [Item 2(h) above] after deducting therefrom any provision for preference dividends. | 0.13 | Nil |

8(a) **MATERIAL ACQUISITIONS OF SUBSIDIARIES** :

i) Name of subsidiary or group of subsidiaries. N/A

ii) Contribution to consolidated *profit (loss) and extraordinary.

iii) Date from which such contribution has been calculated.

iv) Operating *profit (loss) and extraordinary items after tax of the subsidiary for the previous corresponding half year.

(b) **MATERIAL DISPOSALS OF SUBSIDIARIES** [see Note (VII) attached]:

i) Name of subsidiary or group of subsidiaries. N/A

ii) Contribution to consolidated operating *profit (loss) and extraordinary items after tax from operation of subsidiary. $ ____________

iii) Date to which such contribution has been calculated. ____________

iv) Contribution to consolidated operating *profit (loss) and extraordinary items after tax for the previous corresponding half year. $ ____________

v) Contribution to consolidated operating *profit (loss) and extraordinary items from sale of subsidiary. $ ____________

9. **REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS**

Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provision of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year report.

| **GEOGRAPHIC SEGMENTS** | PNG $NZ'000 | AUSTRALIA $NZ'000 | NEW ZEALAND $NZ'000 | INDONESIA $NZ'000 | TOTAL $NZ'000 |
|---|---|---|---|---|---|
| Operating revenue: | | | | | |
| Sales to customers outside the group | 3,399 | - | - | - | 3,399 |
| Unallocated | - | 31 | - | - | 31 |
| Consolidated | 3,399 | 31 | - | - | 3,430 |
| Earnings: | | | | | |
| Segment | 1,226 | (799) | - | - | 427 |
| Unusual | - | - | - | - | - |
| Consolidated | 1,226 | (799) | - | - | 427 |
| Assets | 15,384 | 4,644 | 94 | 18,233 | 38,355 |

| **INDUSTRY SEGMENTS** | **OIL & GAS EXPLORATION & PRODUCTION $NZ'000** | **INVESTMENT $NZ'000** | **UNALLOCATED & OTHER $NZ'000** | **TOTAL $NZ'000** |
|---|---|---|---|---|
| Revenue | 3,399 | 31 | - | 3,430 |
| Earnings | | | | |
| Segment | 1,226 | (799) | - | 427 |
| Unusual | - | - | - | - |
| Consolidated | 1,226 | (799) | - | 427 |
| Assets | 33,672 | 4,683 | - | 38,355 |

## STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

[Note (VIII) attached has particular relevance for the preparation of this statement]

| | | CONSOLIDATED | | |
|---|---|---|---|---|
| | | At end of current half year $NZ'000 | As shown in last Annual Report $NZ'000 | If half yearly As shown in last Half Yearly Report $NZ'000 |
| 10 | **CURRENT ASSETS** | | | |
| | (a) Cash | 3,722 | 4,283 | 4,299 |
| | (b) Receivables | 1,373 | 1,689 | 1,753 |
| | (c) Investments | 415 | - | - |
| | (d) Inventories | - | - | - |
| | (e) Other | - | - | - |
| | **(f) TOTAL CURRENT ASSETS** | 5,510 | 5,972 | 6,052 |
| | **NON-CURRENT ASSETS** | | | |
| | (g) Receivables | 170 | 555 | 942 |
| | (h) Investments | 543 | 315 | 206 |
| | (i) Inventories | - | - | - |
| | (j) Property, plant and equipment | 7,346 | 8,529 | 9,669 |
| | (k) Intangibles | 24,786 | 23,047 | 21,035 |
| | (l) Other | - | - | - |
| | **(m) TOTAL NON-CURRENT ASSETS** | 32,845 | 32,446 | 31,852 |
| | **(n) TOTAL ASSETS** | 38,355 | 38,418 | 37,904 |
| 11 | **CURRENT LIABILITIES** | | | |
| | (a) Accounts payable | 200 | 1,198 | 293 |
| | (b) Borrowings | - | - | - |
| | (c) Provisions | 86 | 84 | 57 |
| | (d) Other - unearned income | 697 | - | 858 |
| | **(e) TOTAL CURRENT LIABILITIES** | 983 | 1,282 | 1,208 |
| | **NON-CURRENT LIABILITIES** | | | |
| | (f) Accounts payable | - | 555 | - |
| | (g) Borrowings | - | - | - |
| | (h) Provisions | 90 | 85 | 75 |
| | (i) Other - unearned income | 170 | - | 942 |
| | **(j) TOTAL NON-CURRENT LIABILITIES** | 260 | 640 | 1,017 |
| | **(k) TOTAL LIABILITIES** | 1,243 | 1,922 | 2,225 |
| | **(l) NET ASSETS** | 37,112 | 36,496 | 35,679 |
| 12 | **SHAREHOLDERS' EQUITY** | | | |
| | (a) Share capital | 83,774 | 83,774 | 83,774 |
| | (b) Reserves (i) Revaluation reserve | 328 | 139 | - |
| | (ii) Other reserves | - | - | - |
| | (c) Retained profits (accumulated losses) | (46,990) | (47,417) | (48,095) |
| | **(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY** | 37,112 | 36,496 | 35,679 |
| | (e) Outside equity interests in subsidiaries | - | - | - |

## STATEMENT OF CASH FLOWS FOR HALF YEAR

[See Note (IX) attached]

| | | Current half year NZ$'000 | Previous corresponding Half year $NZ'000 |
|---|---|---|---|
| **13** | **CASH FLOWS RELATING TO OPERATING ACTIVITIES** | | |
| | (a) Receipts from customers | 3,122 | 3,823 |
| | (b) Interest received | 27 | 75 |
| | (c) Dividends received | - | 1 |
| | (d) Payment to suppliers and employees | (1,546) | (1,946) |
| | (e) Interest paid | - | - |
| | (f) Income taxes paid | (340) | (138) |
| | (g) Other - Exploration, Evaluation and Development | (1,366) | (2,303) |
| | **(h) NET OPERATING CASH FLOWS** | (103) | (488) |
| **14** | **CASH FLOWS RELATED TO INVESTING ACTIVITIES** | | |
| | (a) Cash proceeds from sale of property, plant and equipment | - | - |
| | (b) Cash proceeds from sale of equity investments | - | - |
| | (c) Loans repaid by other entities | - | - |
| | (d) Cash paid for purchases of property, plant and equipment | - | - |
| | (e) Interest paid - capitalised | - | - |
| | (f) Cash paid for purchases of equity investments | - | 235 |
| | (g) Loans to other entities | - | - |
| | (h) Other – Saga litigation settlement including legal fees | - | - |
| | **(i) NET INVESTING CASH FLOWS** | - | 235 |
| **15** | **CASH FLOWS RELATED TO FINANCING ACTIVITIES** | - | |
| | (a) Cash proceeds from issues of shares, options, etc | - | - |
| | (b) Borrowings | - | - |
| | (c) Repayment of borrowings | - | - |
| | (d) Dividends paid | - | - |
| | (e) Other | - | - |
| | **(f) NET FINANCING CASH FLOWS** | - | - |
| **16** | **NET INCREASE (DECREASE) IN CASH HELD** | (103) | (253) |
| | (a) Cash at beginning of half year | 4,208 | 4,822 |
| | (b) Exchange rate adjustments to Item 16(a) above | (458) | (374) |
| | **(c) CASH AT END OF HALF YEAR** | 3,647 | 4,195 |

**17 NON-CASH FINANCING AND INVESTING ACTIVITIES**

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

## 18 RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day to day basis net of bank overdrafts.

| Cash at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows: | Current half year $NZ'000 | Previous corresponding half year $NZ'000 |
|---|---|---|
| Cash on hand and at bank | 6 | 15 |
| Deposits at call | 3,641 | 4,180 |
| Bank Overdraft | - | - |
| Other (provide details) | - | - |
| | | |
| TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above] | 3,647 | 4,195 |

## 19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

| | EQUITY EARNINGS | |
|---|---|---|
| **(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES** | Current half year NZ$'000 | Previous Corresponding half year $NZ'000 |
| **(a) OPERATING *PROFIT (LOSS) BEFORE ABNORMAL ITEMS AND TAX** | | |
| (b) Abnormal items | N/A | N/A |
| (c) Less tax | | |
| **(d) OPERATING *PROFIT (LOSS) AFTER TAX** | | |
| (e) i) Extraordinary items (gross) | | |
| ii) Less tax | | |
| iii) Extraordinary item's (net) | | |
| **(f) OPERATING *PROFIT (LOSS) AND EXTRAORDINARY ITEM'S AFTER TAX** | | |
| (g) Less dividends paid to group | | |
| **(h) NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(G) ABOVE)** | | |

*Delete as required

**(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

| Name | Percent of ordinary shares held at end of half year | | Combinations of operating *profit (loss) and extraordinary items after tax | |
|---|---|---|---|---|
| | Current half year | Previous corresponding half year | Current half year $NZ'000 | Previous Corresponding Half year $NZ'000 |
| Equity accounted associated companies | | | Equity Accounted | |
| N/A | | | | |
| Other material interests | | | Not Equity Accounted | |
| | | | - | - |
| | - | - | - | - |
| | - | - | - | - |

(b) INVESTMENTS IN ASSOCIATED COMPANIES

| | Current half year $NZ'000 | Previous corresponding half year $NZ'000 |
|---|---|---|
| Carrying value of investments in associated companies (CV) | | |
| Share of associated companies' retained profits and reserves not included in CV: | N/A | N/A |
| Retained profits | | |
| Reserves | | |
| Equity carrying value of investments | | |

## 20. Basis of Preparation of the Accounts

The half-year financial statements are general purpose financial reports made out in accordance with New Zealand Financial Reporting Standard FRS24 'Interim Financial Reporting'.

It is recommended that the half-year report is read in conjunction with the Annual Financial Statements of Cue Energy Resources Limited at 30 June 2003 together with any public announcement made by Cue Energy Resources Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with the continuous disclosure obligations.

For the purposes of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period.

The accounting policies adopted by the entities in the economic entity are consistent with those of the previous financial year.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the financial half-year. If the carrying amount of non-current assets exceed the recoverable amount the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The company has prepared this financial report on the going concern basis which assumes the realisation of assets and the extinguishment of liabilities in the normal course of business at the amounts stated in the financial statements.

## 21 Post Balance Date Events

There were no significant events subsequent to balance date.

## 22 ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

| Category of Securities | Note | Number Issued | Number Quoted | Par Value Cents | Paid-Up Value Cents |
|---|---|---|---|---|---|
| **PREFERENCE SHARES:** | | | | | |
| Of which issued during current half year: | | - | - | - | - |
| **ORDINARY SHARES:** | | 333,943,755 | 333,943,755 | N/A | N/A |
| Of which issued during current half year: | | - | - | N/A | N/A |
| **CONVERTIBLE NOTES:** | | | | | |
| Of which issued during current half year: | | - | - | - | - |
| | | | | Exercise Price AUD Cents | Expiry Date |
| **OPTIONS:** | | 500,000 | - | 8 | 02/05/04 |
| | | 500,000 | - | 10 | 02/05/04 |
| | | 500,000 | - | 12 | 02/05/04 |
| | | 500,000 | - | 15 | 02/05/04 |
| Of which issued during current quarter | | - | - | - | - |
| | | - | - | - | - |
| | | - | - | - | - |
| | | - | - | - | - |
| **DEBENTURES** | | | | | |
| **- Totals only:** | | - | - | - | - |
| **UNSECURED NOTES** | | | | | |
| **- Totals only:** | | - | - | - | - |

23 **DIVIDEND:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

24 **ANNUAL MEETING** (Location) (if full year report)

(a) To be held at ______________________________

(b) Date ____________________ Time ____________________

(c) Approximate date of availability of Annual Report ____________________

This half year report was approved by resolution of the Board of Directors on 16 March 2004.

.......................................................................

(signed by) Andrew Knox
Public Officer

16 March 2004